UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: August 3, 2018

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The information contained in this report, except the second and third paragraphs of Exhibit 99.1 and the third and fourth paragraphs of Exhibit 99.2, which contain certain quotes by the Chairman and Chief Executive Officer of Navios Maritime Partners L.P. (“Navios Partners”), is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-215529.

Financial Results

On August 1, 2018, Navios Partners issued a press release announcing its financial results for the second quarter and six months ended June 30, 2018. A copy of the press release is attached as Exhibit 99.1 to this report and is incorporated herein by reference.

Appointment of Mr. Kunihide Akizawa to the Board of Directors

On August 3, 2018, Navios Partners issued a press release announcing the appointment of Mr. Kunihide Akizawa to its board of directors. Navios Partners also announced that Robert Pierot, a director of Navios Partners’ since October 2007, has resigned from the board of directors. A copy of the press release is attached as Exhibit 99.2 to this report and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou Chief Executive Officer Date: August 3, 2018

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release, dated August 1, 2018.

99.2	Press Release, dated August 3, 2018.